UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Results of Extraordinary General Meeting of Shareholders

of Kookmin Bank

On September 29, 2011, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held an extraordinary general meeting of shareholders, and the two agenda items listed below were approved and ratified as originally proposed.

•	Agenda:

1)	Appointment of non-executive directors of Kookmin Bank

2)	Appointment of candidates for members of the audit committee of Kookmin Bank who are non-executive directors of Kookmin Bank

With respect to the agenda items above, the list of nominees was as follows:

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Tae Jin Koo (Re-appointment) (06/26/1952)	President, Crowe Horwath Choongjung Accounting L.L.C.

•   Vice President, Crowe Horwath Choongjung Accounting L.L.C.

•   President, Keystone Valve Korea, Ltd.

•   Vice President, Keystone Valve Korea, Ltd.

•   Executive Director, Keystone Valve Korea, Ltd.

•   Audit Senior Manager, Ahn Kwon & Co.

			• B.A. in Business Administration, Busan National University	Republic of Korea	1 year*

Gap Soo Oh (New appointment) (11/14/1948)	• President, Korea Financial Engineering Society • Visiting Professor, Business School, Seoul National University

•   Chairman of Risk Committee, SC Securities Korea Limited

•   Non-standing Director (Vice Chairman), SC First Bank and SC Korea Limited

•   Special Adviser to Chairman & CEO and President of SCB London

•   Senior Deputy Governor, The Financial Supervisory Service of Korea

•   Deputy Governor, The Financial Supervisory Service of Korea

•   Professor, College of Business, Drexel University

•   Staff, The Bank of Korea

			• Ph.D. in Finance, The Wharton School, University of Pennsylvania • M.A. in Business Administration, Seoul National University • B.A. in Business Administration, Seoul National University	Republic of Korea	2 years*

*	Term of office will commence as of September 29, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: September 30, 2011	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO